Contact

www.linkedin.com/in/andrewswhitman (LinkedIn)
www.2xPartners.com (Company)

Top Skills

Brand Development
Brand Management
Business Planning

Andrew Whitman

Investor and Industry Partner in Emerging Consumer Products Businesses
Boulder, Colorado, United States

Summary

Andy Whitman is a successful consumer products executive and investor who melds the experience of a Fortune 100 leader with the passion and resourcefulness of an entrepreneur. After a successful career with General Foods and Kraft Foods and recognizing that nurturing smaller businesses to achieve rapid growth was his passion, he focused on investing in and helping to operate small consumer products companies.

2x Consumer Products Growth Partners joins with founders and management in building the consumer brands of the future. Our firm was founded by industry veterans and former operators, not financial engineers or consultants. We focus exclusively on emerging consumer brands, not any other industry or stage of business. We leverage our 400+ years of collective experience to provide real operational expertise, valuable contacts and connections, in addition to capital to fuel growth.

GROWTH CHARACTERISTICS:
• Natural/Organic
• Functional/Performance
• Ethnic
• Specialty/Premium

SIZE/REVENUE:
• Generally with revenue between $2 million and $25 million
• Growing rapidly
• No pre-revenue businesses

FLEXIBLE STRUCTURE:
• Minority ownership stake as part of a partnership most common
• Majority interest or complete buyout possible

INVESTMENT CRITERIA:

• Founders or management seeking a partner, not just an investor
• Powerful consumer positioning and product fulfillment
- Sustainable point of difference built on trends, not fads
- Unparalleled product efficacy and/or taste
• Strong sense of in-market "proven-ness" based on consumer takeaway
• Exponential growth history and future potential
• Categories that immediately leverage our expertise
• Attractive go-to-market approach and financial proposition

Experience

Loft Growth Partners
Managing Partner
July 2001 - Present (22 years 3 months)
Chicago, IL

Founded in 2001, Loft Growth Partners (formerly 2x Consumer Products Growth Partners) is a leading growth investor for emerging consumer products businesses. Our purpose is to elevate partner brands to new heights. Our team brings decades of operational experience leading emerging and established brands to help purpose-driven entrepreneurs and teams to grow their companies into the iconic brands of tomorrow. We invest in brands and categories where our team's experience, knowledge and relationships will help our brand partners grow. This includes the food, beverage, personal care, vitamins and supplements, home care and pet care categories. Loft Growth Partners targets emerging brands that are typically $2-25 million in revenue, led by a talented team driven to make a lasting impact, delivering products that solve real consumer needs, and with a strong track record with consumers and retailers. Connect with us at www.loftgrowthpartners.com.

Blue Dog Bakery
Board Member
January 2016 - Present (7 years 9 months)
Seattle, Washington, United States

Surratt Beauty
Board Member / Advisor
November 2017 - Present (5 years 11 months)
New York, New York, United States

The Sill
Board Member
August 2019 - Present (4 years 2 months)
New York, United States

No Cow
Board Member / Board Observer
February 2017 - Present (6 years 8 months)
Denver, Colorado, United States

Good Karma Foods, Inc.
Board Member / Board Observer
December 2014 - Present (8 years 10 months)
Boulder, Colorado, United States

Back to the Roots, Inc.
Advisor
November 2021 - Present (1 year 11 months)
Oakland, California, United States

Fat Snax
Advisor
June 2021 - Present (2 years 4 months)

The Seaweed Bath Co.
Board Member / Advisor
December 2014 - Present (8 years 10 months)
Boulder, Colorado, United States

Naturally Chicago
Board Member
March 2019 - Present (4 years 7 months)

Naturally Chicago brings together entrepreneurs, investors, retailers and industry experts for one purpose: to make Chicago an epicenter for fast-growing natural products companies including: access to educational and peer learning programs; access to capital sources and leading-edge mentors; connection to retailers, distributors and other buyers; networking; career growth and professional development; and access to service providers.

Beanitos
Board Member

December 2011 - December 2020 (9 years 1 month)
Austin, Texas, United States

Preferred Brands International, Inc.
Board Member
August 2010 - May 2015 (4 years 10 months)
Stamford, Connecticut, United States

Orabrush Inc.
Board Member
August 2010 - February 2015 (4 years 7 months)
Provo, Utah, United States

MegaFood
Board Member
October 2011 - December 2014 (3 years 3 months)
Manchester, New Hampshire, United States

gDiapers
Board Member
November 2007 - October 2014 (7 years)
Portland, Oregon, United States

Wellness Pet Company
Investor & Advisor
2004 - 2008 (4 years)

Marketing Executives Networking Group (MENG)
Vice Chair
January 2003 - July 2007 (4 years 7 months)

Kraft Foods
12 years
Various General Management, Marketing, Sales, and other Positions
December 1989 - July 2001 (11 years 8 months)
GM, Brand Mgmt, Marketing, Sales, Operations, Corp Development, etc.

Various Marketing, Sales and GM positions
1989 - 2001 (12 years)

General Foods

Various General Management, Marketing, Sales, and other Positions
1989 - 2001 (12 years)

Education

Northwestern University - Kellogg School of Management
MBA · (1992 - 1993)

Wisconsin School of Business
BBA, Marketing · (1986 - 1989)